UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras new Chief Executive Officer (CEO) election

Rio de Janeiro, June 4, 2018 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors, at an extraordinary meeting held today, appointed the engineer Ivan de Souza Monteiro as a member of Petrobras’ Board of Directors until the following Shareholders’ Meeting. The Board also elected Mr. Ivan Monteiro to the position as CEO of the company, with a term of office until March 26, 2019, the same term of the other members of the Executive Board.

Mr. Ivan Monteiro will accumulate the positions of CEO and Petrobras’ Chief Financial and Investor Relations Executive Officer (CFO), position that he has held since February 9, 2015, until a new CFO is elected.

Ivan Monteiro holds a degree in Electronic and Telecommunications Engineering, with an Executive MBA in Finance from IBMEC-RJ and in Management from PUC-RJ. At Banco do Brasil (BB), he was Vice President of Financial Management and Investor Relations, Executive Manager of the International Office, Commercial Superintendent, General Manager at BB’s branches in Portugal and New York and Chief Commercial Officer. He had served as member of the Board of Directors of these institutions: Visanet (Cielo), CPFL Energia, Neoenergia and Seguradora Brasileira de Crédito à Exportação (SBCE), Banco Votorantim, BV Participações, BB SH-2 MAPFRE, Ultrapar and BB Seguridade, as well as a member of the Deliberative Council of PREVI. He was also President of the Supervision Committee of BB AG (a Banco do Brasil subsidiary in Austria), Director Vice-President of BB Banco de Investimentos, BB ELO Cartões Participações SA, BB Leasing SA Arrendamento Mercantil and BB Administradora de Cartões SA. Since February 2015 was a member of the Board of Directors of Petrobras Gas S.A. (Gaspetro) and since July 2015 alternate member of Petrobras’ Board of Directors.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 04, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer